EXHIBIT 21

  List of Subsidiaries of Computer Outsourcing Services, Inc.
                     As of October 31, 1999

     MICR Corporate Services, a New York corporation.

     MCC Key Services, Inc., a New Jersey corporation

     ETG, Inc., a Delaware corporation

     Infocrossing, Inc., a Delaware corporation

     Imperit, Inc., an inactive Delaware corporation

     COSI.com, Inc., an inactive Delaware corporation